06017901

Emeco Holdings Limited

16 October 2006

Exemption File No. 82-35011

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

SEC MAIL PROCESSING SECTION RECEIVED OCT 18 2006 WASH. D.C. 213

SUPPL

Ladies and Gentlemen

Re: Emeco Holdings Limited
Rule 12g3-2(b) Exemption File No. 82-35011

Pursuant to Rule 12g3-2(b)(1), enclosed are the following documents to supplement the information previously provided with respect to Emeco Holdings Limited's (the "Company") request for exemption under Rule 12g3-2(b):

1. *Capital Group Companies, Inc ("CGC") – Notice of Interests of Substantial Shareholder under Section 671B, released to the Australian Stock Exchange Limited on 27 September 2006;*
2. *Portfolio Partners Limited – Notice of Initial Substantial Holding in Emeco Holdings Limited, released to the Australian Stock Exchange Limited on 13 October 2006;*
3. *Emeco Holdings Limited to join S&P/ASX 200 Index, released to the Australian Stock Exchange Limited on 16 October 2006.*

This information is being furnished on the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Please do not hesitate to contact the undersigned by telephone: 61 (8) 9420 0222 in Australia, facsimile: 61 (8) 9321 1366 or by email: michael.kirkpatrick@emecoequipment.com if you have any questions.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed receipt copy of this letter and please return it to Mike Kirkpatrick at the address below.

Thank you for your attention.

PROCESSED
NOV 02 2006
THOMSON
FINANCIAL

Regards

M. Kirkpatrick

Mike Kirkpatrick
Company Secretary

Enclosures (4)

Dlw 10/31

PO Box 1173
West Perth WA 6872
Australia

Ground Floor, 10 Ord Street
West Perth WA 6005
Australia

Telephone: + 61 8 9420 0222
Facsimile: +61 8 9321 1366

Emeco Holdings Limited A.C.N. 112 188 815

Capital Group℠ Companies

The Capital Group Companies, Inc.
333 South Hope Street
Los Angeles, California 90071-1406

Phone (213) 486 9200
Fax (213) 486 9698

26 September 2006

BY FAX - ORIGINAL IN POST
(61 8 9321 1366)

Emeco Holdings Ltd
Ground Floor, 10 Ord Street
West Perth, Western Australia,
Australia, 6005

Re: Notice of Interests of Substantial Shareholder under Section 671B

Company Secretary:

Enclosed is a Form 603 dated 25 September 2006. Please note that a copy of this report has been sent to the Australian Stock Exchange.

The Capital Group Companies, Inc. ("CGC") is the parent company of Capital Research and Management Company ("CRMC"). CRMC is a U.S.-based investment management company that manages The American Funds Group of mutual funds. CGC is also the parent company of Capital Group International, Inc. ("CGII"), which in turn is the parent company of five investment management companies: Capital Guardian Trust Company, Capital International, Inc., Capital International Limited, Capital International S.A. and Capital International K.K. Each of these investment management companies acts separately from the others and from CGC in exercising investment discretion over its managed accounts.

Neither CGC nor any of its affiliates own shares of your company for its own account. Rather, the shares reported on Form 603 are owned by accounts under the discretionary investment management of one or more of the investment management companies described above.

For the purposes of this Notice an outstanding share balance of 631,237,586 shares was used to calculate the percentages of holdings of the relevant share capital. We believe this outstanding share balance is current; however, if this number is not accurate, please contact us as soon as possible so that we may make the necessary revisions to this Notice.

Should you have questions or require additional information, please contact Gina Martinez or Vivien Tan at (213) 615-0469 or send a fax message to (213) 486-9698. Alternatively, you may contact us via E-mail at GRGroup@capgroup.com.

Regards,

Gina Martinez
Compliance Specialist

Form 603

Corporations Act 2001 Section 671B

Notice of initial substantial holder

To Company Name/Scheme: Emeco Holdings Ltd

ACN/ARSN:

1. Details of substantial holder (1)

Name: The Capital Group Companies, Inc.

ACN/ARSN (if applicable): n/a

The holder became a substantial holder on 25 September 2006

2. Details of voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in on the date the substantial holder became a substantial holder are as follows:

Class of securities (4)	Number of securities	Person's votes (5)	Voting power (6)
Ordinary Shares	31,952,200 shares	31,952,200 shares	5.06%

3. Details of relevant interests

The nature of the relevant interest the substantial holder or an associate had in the following voting securities on the date the substantial holder became a substantial holder are as follows:

Holder of relevant interest	Nature of relevant interest (7)	Class and number of securities
The Capital Group Companies, Inc.		31,952,200 Ordinary Shares

The shares being reported under this section are owned by accounts under the discretionary investment management of 5 investment management companies (Capital Research and Management Company, Capital International, Inc., Capital Guardian Trust Company, Capital International S.A., and Capital International Limited) which are direct or indirect subsidiaries of The Capital Group Companies, Inc., 333 South Hope Street, 55th Floor, Los Angeles, California 90071 and such shares are being reported in the aggregate.

4. Details of present registered holders

The persons registered as holders of the securities referred to in paragraph 3 above are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Class and number of securities
		none	
See Annexure A dated 25 September 2006 (copy attached)			

5. Consideration

The consideration paid for each relevant interest referred to in paragraph 3 above, and acquired in the four months prior to the day that the substantial holder became a substantial holder is as follows:

Holder of relevant interest	Date of acquisition	Consideration (9)		Class and number of securities
		Cash	Non-cash	
The Capital Group Companies, Inc.	27 July 2006 To 26 September 2006	Average price of 1.900 AUD		31,952,200 Ordinary Shares

6. Associates

The reasons the persons named in paragraph 3 above are associates of the substantial holder are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
N/A	N/A

The companies (Capital Research and Management Company, Capital International, Inc., Capital Guardian Trust Company, Capital International S.A., and Capital International Limited) referred to in paragraph 1(a) are wholly owned direct or indirect subsidiaries of The Capital Group Companies, Inc.

7. Addresses

The addresses of persons named in this form are as follows:

Name	Address
The Capital Group Companies, Inc.	333 South Hope Street, 55th Floor Los Angeles, CA 90071

Signature

print name: Liliane Corzo

Capacity: Counsel

sign here ______________

Date: 26 September 2006

Annexure "A"

This is the Annexure of 1 page marked Annexure "A" referred to in Form 603 (initial) signed by this corporation dated 25 September 2006.

The Capital Group Companies, Inc.

By: ______________________________

Liliane Corzo
Counsel

Australia Annexure
Emeco Holdings Ltd

25 September 2006

CG Investment Management Company	Account Number	Number of Shares	% Held
Capital Guardian Trust Company	44000600	6,298,068	
	44003300	485,200	
	44278200	1,052,000	
	44353600	558,000	
	44359800	62,600	
	44800300	100,200	
		8,556,068	
Capital International Limited	43415000	35,300	
	43415700	93,700	
	43415900	26,900	
	43425200	265,227	
	43425300	64,000	
	43425800	230,051	
	43426200	1,018,800	
	43426300	1,148,600	
	43426400	1,032,300	
	43426800	542,000	
	43426900	499,900	
	43484100	64,800	
		5,021,578	
Capital International S.A.	45415200	9,500	
	45415800	12,900	
	45420100	125,000	
	45426000	773,400	
	45508100	64,632	
	45594100	119,722	
		1,105,154	
Capital International, Inc.	46343400	30,600	
	46364700	9,400	
	46422100	409,400	
		449,400	
Capital Research and Management Company	11000035	14,010,000	
	11000075	2,810,000	
		16,820,000	
GRAND TOTAL		**31,952,200**	**5.06%**

Nominee List

Emeco Holdings Ltd
25 September 2006

Nominee Name		
ANZ Nominees Level 25, Collins Street GPO Box 2842 AA Melbourne 3001 VIC		
45415800		12,900
	Total Shares:	12,900
ANZ Nominees Limited (Melbourne) GPO Box 2842AA Melbourne, Victoria 3001 Australia		
45594100		119,722
	Total Shares:	119,722
Australia & New Zealand Banking Grp Ltd 35, Elisabeth Street PO Box 2842AA Melbourne VIC 3000		
45420100		125,000
	Total Shares:	125,000
Bankers Trust Australia Level 9, The Chifley Tower 2, Chifley Square Sydney NSW 2000, Australia		
43415000		35,300
43415700		93,700
	Total Shares:	129,000
Chase Manhattan Bank Australia Limited Level 36 World Trade Centre Jamison Street Sydney, NSW 2000 Australia		
43484100		64,800
44000600		6,298,068
44003300		485,200
46422100		409,400
	Total Shares:	7,257,468
Citicorp Nominees PTY Ltd Level 26, Mitre 502-30 101 Collins Street Melbourne, Victoria 3000		
43426300		1,148,600
	Total Shares:	1,148,600
National Australian Bank LTD. 271 Collins St. 5th Floor South		

Nominee List

Emeco Holdings Ltd
25 September 2006

Nominee Name		
Melbourne, Victoria 3000		
43425200		265,227
43426800		542,000
46343400		30,600
	Total Shares:	837,827
Northern Trust c/o NorTrust Nominees Limited 155 Bishopsgate London EC2M 3XS		
43426900		499,900
	Total Shares:	499,900
Westpac Banking Corp		
43425300		64,000
43426200		1,018,800
45508100		64,632
46364700		9,400
	Total Shares:	1,156,832
Westpac Custodian Nominees 50 Pitt Street, 8th Floor Sydney, NSW 2000 Australia		
11000035		14,010,000
11000075		2,810,000
43415900		26,900
43425800		230,051
43426400		1,032,300
44278200		1,052,000
44353600		558,000
44359800		62,600
44800300		100,200
45415200		9,500
45426000		773,400
	Total Shares:	20,664,951

Form 603

Corporations Law
Section 671B

Notice of initial substantial holder

To Company Name/Scheme Emeco Holdings Limited

1. Details of substantial holder(1)

Name Portfolio Partners Limited and entities in the AVIVA plc Group listed in Schedule 1

ABN (if applicable) 85 066 081 114

The holder became a substantial holder on 11/10/2006

2. Details of voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in on the date the substantial holder became a substantial holder are as follows:

Class of securities (4)	Number of securities	Persons' votes (5)	Voting power (6)
Ordinary shares	31,677,583	31,677,583	5.02%*

* Based on issued capital of 631,237,586 fully paid ordinary shares.

3. Details of relevant interests

The nature of the relevant interest the substantial holder or an associate had in the following voting securities on the date the substantial holder became a substantial holder are as follows:

Holder of relevant interest	Nature of relevant interest (7)	Class and number of securities
Portfolio Partners Limited	Power to (or to control) exercise vote and/or dispose of the securities as discretionary investment managers or advisers of superannuation funds, pooled superannuation trusts, managed investment schemes and investment management agreements.	31,677,583
Entities in AVIVA plc Group listed in Schedule 1	Deemed relevant interest under section 608(2) or (3) of Corporations Law. See Schedule 1	31,677,583

4. Details of present registered holders

The persons registered as holders of the securities referred to in paragraph 3 above are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Class and number of securities
Refer schedule 2			

5. Consideration

The consideration paid for each relevant interest referred to in paragraph 3 above, and acquired in the four months prior to the day that the substantial holder became a substantial holder is as follows:

Holder of relevant interest	Date of acquisition	Consideration (9)		Class and number of securities
Portfolio Partners Limited and the entities in the CGNU plc Group listed in Schedule 1		Cash	Non-cash	Ordinary fully paid shares
	28/07/2006	$25,362,702		13,970,668
	31/07/2006	$3,987,393		2,178,239
	01/08/2006	$1,870,000		1,000,000
	03/08/2006	$648,929		345,175
	04/08/2006	$322,036		175,573
	07/08/2006	$3,842,672		2,141,872
	15/08/2006	$257,814		140,498
	23/08/2006	($1,674)		-917
	29/08/2006	$104,953		57,480
	01/09/2006	$1,288,000		700,000
	14/09/2006	$1,128,000		600,000
	15/09/2006	$913,379		484,460
	18/09/2006	$496,213		265,000
	19/09/2006	$1,838,897		985,000
	20/09/2006	$961,522		521,857
	22/09/2006	$716,000		400,000
	25/09/2006	$670,388		375,000
	26/09/2006	$89,500		50,000
	27/09/2006	$3,851,768		2,106,398
	29/09/2006	$1,591,643		872,057
	05/10/2006	$1,865,000		1,050,000
	06/10/2006	$420,045		230,000
	10/10/2006	$297,235		159,000
	Grand Total	**$52,522,413**		**28,807,360**

6. Associates

The reasons the persons named in paragraph 3 above are associates of the substantial holder are as follows:

Name and ACN (if applicable)	Nature of association
Refer Schedule 1	Each is a related body corporate of Portfolio Partners Limited

7. Addresses

The addresses of persons named in this form are as follows:

Name	Address
All entities listed in Schedule 1	c/- Portfolio Partners Limited, Level 28, 2 Southbank Boulevard, Southbank, Victoria, 3006

Signature

print name: Anthony J Burrill

Capacity: Director, Operations

Sign here

Date: 11/10/2006

DIRECTIONS

(1) If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 7 of the form.

(2) See the definition of 'associate' in section 9 of the Corporations Law.

(3) See the definition of 'relevant interest' in sections 608 and 671B(7) of the Corporations Law.

(4) The voting shares of a company constitute one class unless divided into separate classes.

(5) The total number of votes attached to all the voting shares in the company or voting interests in the scheme (if any) that the person or an associate has a relevant interest in.

(6) The person's votes divided by the total votes in the body corporate or scheme multiplied by 100.

(7) Include details of:

(a) any relevant agreement or other circumstances by which the relevant interest was acquired. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of 'relevant agreement' in section 9 of the Corporations Law.

(8) If the substantial holder is unable to determine the identity of the person (eg. if the relevant interest arises because of an option) write 'unknown'.

(9) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

SCHEDULE 1

List of entities

Aviva Asset Management Services Pty Ltd 12 074 649 068
Aviva Australia Holdings Limited 38 095 045 784
Aviva Australia Limited 32 006 783 286
Aviva Fixed Assets (1) Pty Ltd 64 072 232 154
Aviva Fixed Assets (2) Pty Ltd 89 092 040 438
Aviva Group Limited 55 071 346 800
Aviva Insurance Pty Limited 33 099 736 062
Aviva Marketing Services Pty Ltd 48 060 534 947
Aviva Technology Services Pty Ltd 81 068 812 939
FPI Pty Ltd 38 006 305 700
Gallagher Lane Pty Ltd 13 060 535 104
General Accident Australia and New Zealand Pty Limited ACN 002 902 847
n-able Pty Ltd 25 003 066 073
Navigator Australia Limited 45 006 302 987
Navigator Investment Services Australia Pty Ltd 26 007 353 424
NIML Limited 52 007 016 186
Norstaff Super Limited ACN 060 563 108
Norwich House Melbourne Pty Ltd 30 006 475 029
Norwich Union Life Australia Limited 34 006 783 295
Norwich Union Superannuation Services Pty Ltd 45 007 410 193
NULIFE Insurance Limited 85 008 406 737
NULIS Nominees (Australia) Limited 80 008 515 633
NZI Leasing Corporation Pty Limited 97 008 601 116
Portfolio Partners Limited 85 066 081 114
PPL Super Pty Ltd ACN 081 462 197
PremiumChoice Nominees Pty Limited ACN 098 907 423
Tokara Pty Ltd 87 082 564 261
United Premium Funding Pty Limited 91 003 219 065
Vynotas Pty. Ltd. 70 007 093 601
Belves Investments Ltd (New Zealand)
CFM Holdings Ltd (New Zealand)
CGU Holdings (Australia) Ltd (UK)
CGU Insurance plc (UK)
CGU International Holdings BV (Netherlands)
CGU International Insurance plc (UK)
Commercial Union Holdings (France) Ltd (UK)
Commercial Union Holdings (NZ) Ltd (New Zealand)
Commercial Union International Holdings Ltd (UK)
General Accident Asia – Pacific Ltd (New Zealand)
General Accident plc (UK)
Hibernian Investment Managers Limited (UK)
Scottish Insurance Corporation Ltd (UK)
The Road Transport and General Insurance Co Ltd (UK)

SCHEDULE 2

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Nature of relevant interest (6)	Number of shares
Portfolio Partners Limited	ANZ Nominees Limited		Power to (or to control) exercise vote and/or dispose of the securities as discretionary investment managers or advisers of superannuation funds, pooled superannuation trusts, managed investment schemes and investment management agreements	552,173
	BNP Paribas Securities Services			719,737
	JP Morgan Chase Bank London			231,939
	JP Morgan Nominees Aust. Limited			8,115,541
	National Nominees Ltd			8,378,193
	UBS Nominees Pty Ltd			13,680,000
Each entity listed in Schedule 3	Each entity listed above in this column of Schedule 2	Refer to previous column	Deemed relevant interest under section 608(3) of Corporations Law	Total 31,677,583

Emeco Holdings Limited

ASX/Media Release

Monday, 16 October 2006

Emeco Holdings Limited to join S&P/ASX 200 Index

Emeco Holdings Limited (EHL), a leading international heavy earthmoving equipment rental company, announced it will be added to Australia's benchmark S&P/ASX 200 Index at the commencement of trading today.

Emeco's announcement follows Standard & Poor's media release on Friday 6 October 2006 stating Emeco would replace Colarado Group's position in the S&P/ASX 200 index.

Managing Director of Emeco, Mr Laurie Freedman, said: "Emeco's inclusion in the S&P/ASX 200 index is another important milestone following our ASX listing in July this year.

"Inclusion in the index is recognition of how far Emeco has come and will provide the company with increased awareness and visibility with investors in Australia and internationally."

At the close of trade Friday 13 October 2006, Emeco had a market capitalisation of $1.158 billion.

- Ends -

About Emeco Holdings Limited

Emeco Holdings Limited is a leading international heavy earthmoving equipment rental company. Established in 1972, Emeco Holdings Limited is a leading international heavy earthmoving equipment rental company, with number one market share in heavy earthmoving equipment rentals to customers in the mining industries in Australia and Indonesia, based on number of machines rented. Emeco operates primarily within the coal, gold and iron ore mining sectors in Australia, oil, natural gas, oil sands infrastructure and civil construction markets in Canada and the coal and gold mining sectors in Indonesia. Emeco also services the civil construction sectors in Australia. In addition to its Australian, Indonesian and Canadian operations, Emeco has operations in the Netherlands and the United States. These operations are supported by Emeco's global procurement capability, which provides the Emeco group with access to low-houred, high quality equipment and parts and provides market intelligence that helps Emeco to secure quality machines in tight supply conditions.

Media Contact Details:
Peter Brookes, Cannings Tel 02 8284 9966 Mob 0407 911 389